Exhibit (a)(5)(E)
Promise of Payment
     Congratulations! You have successfully tendered your options in the Stock Option Repurchase Program. We have accepted your tender of the number of eligible options indicated on the web site of Mellon Investor Services LLC (“Mellon”), our third-party administrator for the Stock Option Repurchase Program (http://www.corporate-action.net/gartner). In exchange for your accepted options, you will be paid the amount indicated on the Mellon web site confirmation screen, less any applicable tax withholdings. You will receive this payment promptly in your next available payroll cycle.
     Please direct any questions you may have to a Customer Service Representative at Mellon, Monday through Friday between the hours of 9:00 a.m. to 5:00 p.m., New York City Time, at the following telephone numbers: +1-888-451-6741 (toll-free within the United States) or +1-201-373-5156 (by reverse charges if required) outside the United States.